

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 24, 2016

Matthew J. Meloy
Executive Vice President and Chief Financial Officer
Targa Resources Corp.
1000 Louisiana St. Suite 4300
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34991**
>
> **Targa Resources Partners LP**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-33303**

Dear Mr. Meloy:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Jennifer Thompson

 Jennifer Thompson
 Accounting Branch Chief
 Office of Consumer Products